UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
RAYZEBIO, INC.
(Name of Subject Company (Issuer))

RUDOLPH MERGER SUB INC.
(Offeror)
A Wholly Owned Subsidiary of
BRISTOL-MYERS SQUIBB COMPANY
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

75525N107
(CUSIP Number of Class of Securities)

Sandra Leung, Esq.
Executive Vice President & General Counsel
Casarine Chong, Esq.
Senior Vice President & Associate General Counsel
Bristol-Myers Squibb Company
Route 206 & Province Line Road
Princeton, NJ 08543
(609) 252-4621

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)
Copies to:
Catherine J. Dargan, Esq.
Michael J. Riella, Esq.
Kerry S. Burke, Esq.
Kyle Rabe, Esq.
Covington & Burling LLP
One CityCenter
850 Tenth Street, NW
Washington, DC 20001-4956
+1 (202) 662-6000
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

	☑	Third-party offer subject to Rule 14d-1.
	☐	Issuer tender offer subject to Rule 13e-4.
	☐	Going-private transaction subject to Rule 13e-3.
	☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: E
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Items 1 through 9 and Item 11.
This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Rudolph Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation, to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of RayzeBio, Inc., a Delaware corporation, for $62.50 per Share, in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 25, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.
The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.
Item 10.	Financial Statements.
Not applicable.

Item 12.	Exhibits.
Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated as of January 25, 2024.
(a)(1)(ii)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).
(a)(1)(iii)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)*	Summary Advertisement, as published in The New York Times on January 25, 2024.
(a)(5)(i)
Joint Press Release issued by Bristol-Myers Squibb Company and RayzeBio, Inc. dated December 26, 2023 (incorporated by reference to Exhibit 99.1 of the Bristol-Myers Squibb Company Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on December 26, 2023).

(a)(5)(ii)
Transaction Infographic issued by Bristol-Myers Squibb Company, dated December 26, 2023 (incorporated by reference to Exhibit 99.2 of the Bristol-Myers Squibb Company Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on December 26, 2023).

(a)(5)(iii)
Social Media Content issued by Bristol-Myers Squibb Company, dated December 26, 2023 (incorporated by reference to Exhibit 99.3 of the Bristol-Myers Squibb Company Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on December 26, 2023).

(a)(5)(iv)
Enterprise Letter issued by Bristol-Myers Squibb Company, dated December 26, 2023 (incorporated by reference to Exhibit 99.4 of the Bristol-Myers Squibb Company Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on December 26, 2023).

(a)(5)(v)
Letter to RayzeBio, Inc. Employees first sent on December 26, 2023 (incorporated by reference to Exhibit 99.5 of the Bristol-Myers Squibb Company Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on December 26, 2023).

(a)(5)(vi)
Social Media Posts issued by RayzeBio, Inc., first used on December 26, 2023 (incorporated by reference to Exhibit 99.1 of the second RayzeBio, Inc. Solicitation/Recommendation Statement on Schedule 14D-9-C filed with the Securities and Exchange Commission on December 26, 2023).

(a)(5)(vii)
RayzeBio, Inc. Employee FAQ, first used on December 27, 2023 (incorporated by reference to Exhibit 99.1 of the RayzeBio, Inc. Solicitation/Recommendation Statement on Schedule 14D-9-C filed with the Securities and Exchange Commission on December 27, 2023).

(a)(5)(viii)
RayzeBio, Inc. Partner FAQ, first used on December 27, 2023 (incorporated by reference to Exhibit 99.2 of the RayzeBio, Inc. Solicitation/Recommendation Statement on Schedule 14D-9-C filed with the Securities and Exchange Commission on December 27, 2023).

(a)(5)(ix)
RayzeBio, Inc. Letter to Investigators, first used on or after December 27, 2023 (incorporated by reference to Exhibit 99.3 of the RayzeBio, Inc. Solicitation/Recommendation Statement on Schedule 14D-9-C filed with the Securities and Exchange Commission on December 27, 2023).

(a)(5)(x)
RayzeBio, Inc. Letter to Vendors, first used on or after December 27, 2023 (incorporated by reference to Exhibit 99.4 of the RayzeBio, Inc. Solicitation/Recommendation Statement on Schedule 14D-9-C filed with the Securities and Exchange Commission on December 27, 2023).

(b)	Not Applicable.
(d)(1)
Agreement and Plan of Merger, dated as of December 25, 2023, between RayzeBio, Inc. and Bristol-Myers Squibb Company (incorporated by reference to Exhibit 2.1 of the RayzeBio, Inc. Current Report on Form 8-K (File No. 001-41799) filed with the Securities and Exchange Commission on December 26, 2023).

(d)(2)*	Joinder to the Agreement and Plan of Merger, dated as of December 26, 2023, entered into by Rudolph Merger Sub Inc.
(d)(3)*	Confidentiality Agreement, dated as of December 16, 2023, between RayzeBio, Inc. and Bristol-Myers Squibb Company.
(g)	Not Applicable.
(h)	Not Applicable.
107*	Filing Fee Table.
*	Filed herewith

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: January 25, 2024
RUDOLPH MERGER SUB INC.

By:	/s/ Konstantina Katcheves
Name:	Konstantina Katcheves
Title:	President and Chief Executive Officer

BRISTOL-MYERS SQUIBB COMPANY

By:	/s/ Kimberly M. Jablonski
Name:	Kimberly M. Jablonski
Title:	Corporate Secretary